GRANT HARTFORD CORPORATION
619 S.W. Higgins, Suite O
Missoula, Montana 59803

December 29, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549                                                                                                                               VIA EDGAR and FACSIMILE to (703) 813-6982

Attention: John P. Lucas

Re:	Grant Hartford Corporation Request for Acceleration of the Effective Date Registraton statement on Form S-1 File No. 333-155507

Mr. Lucas:

        On behalf of Grant Hartford Corporation (the "Company"), I hereby request that the above-captioned Registration Statement be ordered effective at 4:00 p.m. on Monday, January 4, 2010, or as soon as practicable thereafter.

        On behalf of the Company I represent as follows:

(a)

the Company understands that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

(b)

the Company understands that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)

the Company will not assert the action of the SEC in declaring the Registration Statement effective as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/Eric Sauve
Eric Sauve President, CEO, and Director